SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                        03 March, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

      1.  BT Launches Partnership announcement made on 3 February 2003
      2.  Technical Interest Adjustment announcement made on 4 February 2003
      3.  Re-investment of dividends announcement made on 12 February 2003
      4.  Technical Interest Adjustment announcement made on 27 February 2003

Enclosure: 1



February 3, 2003


BT, COLLER CAPITAL AND NEW VENTURE PARTNERS LAUNCH CORPORATE VENTURE PARTNERSHIP

BT to boost value from research and technology innovation through new venturing partnership

BT today announced that BTexact Technologies, its advanced research and technology business, has teamed up with Coller Capital and New Venture Partners
(NVP) to create a new, independent corporate venturing partnership to be known as NVP Brightstar.

NVP Brightstar will have the exclusive rights to create new start-up businesses with BTexact using BT's extensive and developing intellectual property portfolio. It is expected to begin activities in March 2003 and will initially purchase the majority of the existing portfolio of technology ventures developed by BTexact's corporate incubator, Brightstar. An office will be located in Ipswich, UK.

Coller Capital, the UK-based global private equity secondaries investment manager, will purchase a majority stake with BT retaining approximately 23 per cent of NVP Brightstar. New Venture Partners, the US-based venture capital firm, will oversee and manage investment decisions for NVP Brightstar and provide funding for further new ventures. The total capital commitments of the parties is approximately $100m.

Stewart Davies, chief executive of BTexact Technologies, said: "BT's objective is to gain maximum value from continuing investment and innovation in research and technology development. Brightstar is already a success story and setting up NVP Brightstar in conjunction with Coller Capital and New Venture Partners to create the leading global corporate venture development organisation will enable us to realise even more value from current and future intellectual property. This venturing unit complements BT's existing patent technology licensing programme for which it has an exclusive long-term arrangement with Silicon Valley-based IPVALUE Management Inc.

"This deal is not only good for BT, it's good for the UK too. Because of the organisations involved in NVP Brightstar we expect that our natural determination to innovate and the intellectual property under development by BTexact will attract further interest resulting in many more UK-based high-technology businesses and jobs."

Jeremy Coller, chief executive officer of Coller Capital, said: "This important investment initiative further confirms that we are the partner of choice in complex private equity secondaries. BTexact has a globally-recognised and outstanding research ability, which continues to strengthen its lead in the technology sector. This transaction adds neatly to our portfolio of high-quality technology assets, which includes our acquisition last year of an 80 per cent stake in Bell Labs' in-house venture portfolio, managed by the spinout team now called New Venture Partners, the most successful US corporate venture capital group."

Andrew Garman, managing partner of New Venture Partners, said: "Our deep expertise in new venture development, together with BTexact's powerful R&D capability, and Coller Capital's global transactional experience will allow us to maximise the value of NVP Brightstar's existing portfolio and generate a significant number of new technology investment opportunities."

NVP Brightstar's initial portfolio of businesses based on BTexact's intellectual property (IP) will include:

  - a.p.solve, the provider of intelligent fieldforce management solutions;
  - Azure, the telecoms revenue assurance specialist;
  - Evolved Networks, the provider of artificial-intelligence-based software that automates telecoms network design and provisioning, delivering substantial time and cost savings;
  - Microwave Photonics, developer of new enabling technology that will revolutionise enterprise wireless LANs (WiFi) and mobile cellular infrastructure.

Brightstar was set up in 2000 to develop ventures based on the people and technology of BTexact. It has provided seed funding for internal start-ups, in which groups of BT's brightest technologists are given the chance to develop their technology ideas into fledgling ventures whilst still under the BT umbrella. Brightstar has now successfully created and spun out nine companies, raising $55 million in venture capital funding.

                             ---------------------

  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.
          All BT Group news releases can be accessed at our web site:
                           www.btplc.com/mediacentre


About BTexact Technologies

BTexact Technologies helps businesses and organisations gain maximum advantage from communications technology. It creates value and competitive advantage by combining deep knowledge of networks and networked applications with proven skills in business consulting, change management and innovation.

BTexact's services are focused to help customers assess the value and performance of communications technologies and systems, identify potential risks and ensure they gain maximum advantage from investments in communications technologies and applications.

Its employees include many who are world leaders in their specialist fields, working at the forefront of standards development and new technologies in areas including multimedia, IP and data networks, mobile communications, network design and management, and business applications. For more information about BTexact Technologies, please go to www.btexact.com

In 2002, as part of its strategy to increase value from intellectual property, BTexact announced an exclusive long-term arrangement for an intellectual property commercialisation programme in the US and Canada with Silicon Valley-based IPVALUE Management Inc. IPVALUE partners with large global companies to realise value from their intellectual property asset portfolios. IPVALUE, founded by the iFormation Group, is funded by Goldman Sachs, General Atlantic Partners and The Boston Consulting Group. More information about IPVALUE can be found at www.ipvalue.com.

About Coller Capital Ltd

Coller Capital is a specialist investment manager that, since its formation in 1990, has become the leading global investor in private equity "secondaries"- that is, in the purchase of stakes in venture capital, buyout and mezzanine investments or portfolios of companies from their original investors. Including its latest fund, Coller International Partners IV (CIP IV)-at $2.5 billion, the largest global secondaries fund created to date, by far-the firm has in excess of $3.5 billion under management.

Coller Capital is dedicated to making a difference as a pioneer and leader of global private equity secondaries. In 1994, the firm launched the first European secondaries fund, and in 1998 the first global secondaries fund. In mid-1998, in what was at the time the largest secondaries purchase ever, Coller Capital acquired the private equity portfolio of the US-based Shell Pension Trust, valued at $265 million. Two years later, in what is still the largest-ever secondaries transaction, Coller Capital led the $1 billion purchase of the former National Westminster Bank portfolio of private equity interests, involving 292 companies, from the Royal Bank of Scotland. In December 2001, Coller Capital purchased a majority stake in the first significant portfolio of in-house venture companies from Bell Labs, comprising 27 technology companies. Today, Coller Capital is widely recognised as the world's leading secondaries group and is the second-largest owner of companies by number in the UK, after 3i.

For more information about Coller Capital, visit its web site at www.collercapital.com

About New Venture Partners LLC

New Venture Partners collaborates closely with corporate and institutional laboratories to create independent new ventures. Its professionals take a hands-on approach to identifying, incubating, and forming companies based on advanced technology and underutilised existing company product lines.

The management team originally came together as the Lucent New Ventures Group, developing spinouts from Bell Labs. New Venture Partners, with a syndicate led by Coller Capital, acquired the former Bell Labs portfolio of 27 companies in December 2001, as the starting point for its independent operation as a venture capital firm. Its recent successes include Flarion, Watchmark, Intrado, Celiant (now part of Andrew Corp.), and Ibiquity Digital.

For more information about NVP, see the web site www.nvpllc.com

About NVP Brightstar

NVP Brightstar is the name identified with NV Partners IV LP, a Cayman Islands exempted limited partnership, in its venture activities. NVP Brightstar will be managed by NVPM LLC, a Delaware limited liability company within the New Venture Partners family of companies.

For further information, contact:

BTexact Technologies

David Pincott, Pirate Communications, T: +44 (0) 207 760 7052, Mob: +44 (0) 7866 261198 or email: david@piratecomms.com

Justine Manche, Pirate Communications, T: +44 (0) 207 760 7053, Mob: +44 (0) 7811 164724 or email: justine@piratecomms.com

Coller Capital

Shona Prendergast, Penrose Financial, T: +44 (0) 207 786 4884 or email shonap@penrose.co.uk

Roy Winnick (in US), Kekst and Company, T: 001 212 521 4842 or email roy-winnick@kekst.com

NVP

David Bikle, Mob (in US): 001 201-240-9839, T: 001 201-871-0104 or email
dapabi@aol.com

END

Enclosure: 2

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

30,055 shares vesting to participant in BT Group Retention Share Plan

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

31 January 2003

14)     Date Company informed

03 February 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 04 February 2003 under
Section 13 of the Companies Act as follows:


  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,834,694 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all employees of BT Group plc, in 18,002 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 04 February 2003



END

Enclosure: 3

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Increase in shares under executive share award plans for the above Directors following dividend re-investment

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Increase in shares under executive share award plans for the above Directors following dividend re-investment

7)     Number of shares/amount of stock acquired:

Sir Christopher Bland - 3,995 shares

Ben Verwaayen - 11,003 shares

Ian Livingston - 7,757 shares

Pierre Danon - 5,353 shares

Andy Green - 5,333 shares

Paul Reynolds - 3,659 shares



8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

177p per share



13. Date of transaction

10 February 2003

14)     Date Company informed

11 February 2003

15)     Total holding following this notification

Sir Christopher Bland

Personal holding - 673,876;

Contingent awards - 318,308.



Ben Verwaayen

Personal holding - 387,876;

Contingent awards - 876,750.



Ian Livingston

Personal holding - 110,444;

Contingent awards - 618,093.



Pierre Danon

Personal holding - 103,382;

Contingent awards - 430,425.



Andy Green

Personal holding - 85,729;

Contingent awards - 447,901.



Paul Reynolds

Personal holding - 43,070;

Contingent awards - 302,176.



16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 11 February 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,863,653 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 18,002 ordinary shares held in the name of Halifax Corporate trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 12 February 2003



END

Enclosure: 4
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 1690 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each



12)     Price per share

n/a

13. Date of transaction

25 February 2003

14)     Date Company informed

26 February 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 27 February 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,863,653 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all employees of BT Group plc, in 19,692 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 27 February 2003



END


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  3 March, 2003